SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 May 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 12 May 2020 re: Update on 2020 AGM arrangements

12 May 2020

Lloyds Banking Group plc (the "Company")

Update on the important changes to our AGM as a result of COVID-19

On 3 April 2020, we published an update to shareholders to inform them of some important expected changes to our Annual General Meeting ("AGM") as a result of the COVID-19 pandemic and the measures put in place to reduce the transmission of COVID-19, including the prohibition on individuals engaging in non-essential travel and public gatherings. As stated in the notice of AGM published on 19 March 2020, this year's AGM is scheduled to take place on Thursday, 21 May 2020 at 11.00 am.

The Board has continued to monitor developments in relation to the COVID-19 pandemic closely and the health and wellbeing of the Company's shareholders, customers and employees continue to remain of paramount importance. As a result, and in line with the updated measures from the UK and Scottish Governments, we can now confirm that this year's AGM must follow a different format and will, unfortunately, not be open to shareholders in the usual way.

Our AGM will be held with only the minimum number of shareholders present as required to form a quorum under the Company's articles of association, who will be officers or employees of Lloyds Banking Group.  To ensure safety, other shareholders will not be able to gain access to the AGM on the day.

For shareholders who have not yet submitted their votes, proxy appointments or voting instructions we ask that these are provided as soon as possible and received by Equiniti no later than 11.00 am on Tuesday, 19 May 2020 in order to be valid. To ensure that shareholders' votes are counted, the Board strongly encourages shareholders to exercise their right to vote by appointing the chairman of the AGM as their proxy to exercise their right to vote at the AGM in accordance with their instructions.

The results of the votes on the proposed resolutions will be announced in the normal way as soon as practicable after the conclusion of the AGM.

Virtual shareholder event

In recognition of the importance of shareholders being given the opportunity to ask questions of the Board, and in order to provide a business update during these unprecedented times, we will be webcasting a pre-recorded presentation on Thursday, 21 May 2020 at 12.00 pm. During this presentation, shareholders will hear updates from our Chairman, Lord Blackwell and our Chief Executive Officer, António Horta-Osório, who will also be answering pre-submitted questions from shareholders.

Shareholders can submit their questions by email to ShareholderQuestions@LloydsBanking.com with the subject line "AGM 2020". While it may not be possible to possible to answer all questions during the broadcast, a personal email or written response will be provided to all shareholders, and responses to questions submitted by shareholders which are of common interest will also be posted to our website. Shareholders are reminded, however, that personal issues as customers are not appropriate matters for the AGM.

Shareholders can visit www.lloydsbankinggroup.com/Investors/shareholder-info/shareholder-meetings/ for further information on this year's AGM.

We are disappointed that we are unable to have shareholders in attendance at this year's AGM and thank shareholders for their understanding in these unprecedented circumstances. We trust that this virtual event continues to underline our commitment to our shareholders.

For further information

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 May 2020